Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Earnings (losses):

Earnings (loss) before income taxes	$2,935	$4,219	$1,128	$539	$(724)	$845
Add (deduct):
Fixed charges, from below	1,033	1,428	1,648	1,629	1,526	2,017
Amortization of capitalized interest	9	12	12	11	9	7
Distributed earnings of affiliates	—	1	1	—	—	1
Interest capitalized	(48)	(49)	(52)	(49)	(37)	(32)
Equity earnings in affiliates	2	(2)	(1)	(1)	(4)	(6)

Earnings as adjusted	$3,931	$5,609	$2,736	$2,129	$770	$2,832

Fixed charges:
Interest expense	$466	$669	$735	$783	$835	$949
Portion of rent expense representative of the interest factor (a)	567	759	913	846	691	1,068

Fixed charges	$1,033	$1,428	$1,648	$1,629	$1,526	$2,017

Ratio of earnings to fixed charges	3.81	3.93	1.66	1.31	(b)	1.40

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.